Exhibit 4.204

TRANSCANADA PIPELINES LIMITED

SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

Net Income Reconciliation

Nine months ended September 30 (millions of dollars except per share amounts)	2002	2001
Net income from continuing operations as reported in accordance with Canadian GAAP	610	572
U.S. GAAP adjustments
Preferred securities charges(1)	(43)	(61)
Tax impact of preferred securities charges	17	26
Unrealized gain/(loss) on derivatives(2)	31	(12)
Tax impact of gain/(loss) on derivatives	(12)	5
Unrealized losses on energy trading contracts(3)	(14)	(21)
Tax impact of unrealized losses on energy trading contracts	6	9
Income taxes from substantively enacted tax rates(4)	—	28
Income from continuing operations in accordance with U.S. GAAP	595	546
Net loss from discontinued operations in accordance with U.S. GAAP	—	(87)
Income before cumulative effect of the application of SFAS No. 133 in accordance with U.S. GAAP(2)	595	459
Cumulative effect of the application of SFAS No. 133, net of tax	—	(2)
Net income in accordance with U.S. GAAP	595	457

Basic and diluted net income/(loss) per share in accordance with U.S. GAAP
Continuing operations	$1.21	$1.11
Discontinued operations	—	(0.19)
	$1.21	$0.92
Basic and diluted net income per share in accordance with Canadian GAAP	$1.19	$0.90

Dividend per common share	$0.75	$0.675

Common Shares Outstanding (millions)
Average for the period	478.0	475.5

(1)              Under U.S. GAAP, the financial charges related to Preferred Securities are recognized as an expense, rather than dividends.

(2)              Effective January 1, 2001, TransCanada PipeLines Limited (TransCanada or the company) adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 133 “Accounting for Derivatives and Hedging Activities”.  SFAS No. 133 requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value.

For derivatives designated as fair value hedges, changes in the fair value are recognized in earnings together with an equal or lesser amount of changes in the fair value of the hedged item attributable to the hedged risk.  For derivatives designated as cash flow hedges, changes in the fair value of the derivative that are effective in offsetting the hedged risk are recognized in other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of the change in fair value is recognized in earnings each period.

(3)              Under U.S. GAAP, energy trading contracts are measured at fair value determined as at the balance sheet date.  Effective third quarter, 2002, TransCanada adopted the provisions of EITF 02-3, “Accounting for Contracts Involved in Energy Trading and Risk Management Activities” whereby the company is presenting all mark-to-market gains and losses on a net basis.  This accounting change has been applied retroactively with reclassification of prior periods.

(4)              Under U.S. GAAP, only enacted rates can be used in measuring deferred tax assets and liabilities; use of substantively enacted rates is not permitted.  The February 2000 and October 2000 Federal budgets would not be considered enacted until the proposals were completely enacted into law in June 2001 and, accordingly, the related tax recoveries were recognized in 2001.

Condensed Statement of Consolidated Income in Accordance with U.S. GAAP (5)

Nine months ended September 30 (millions of dollars)	2002	2001
Revenues(3)	3,125	3,137
Operating expenses(3)	1,158	1,246
Depreciation	545	503
	1,703	1,749
Operating income	1,422	1,388
Other (income)/expenses
Equity income	(170)	(157)
Other expenses	619	693
Income taxes	378	306
	827	842
Income from continuing operations in accordance with U.S. GAAP	595	546
Net (loss)/income from discontinued operations in accordance with U.S. GAAP	—	(87)
Income before cumulative effect of the application of SFAS No. 133 in accordance with U.S. GAAP	595	459
Cumulative effect of the application of SFAS No. 133, net of tax	—	(2)
Net income in accordance with U.S. GAAP	595	457

Comprehensive Income in Accordance with U.S. GAAP

Nine months ended September 30 (millions of dollars)	2002	2001
Net income in accordance with U.S. GAAP	595	457
Adjustments affecting comprehensive income under U.S. GAAP
Foreign currency translation adjustment	1	(15)
Unrealized loss on derivatives, net of tax(2)	(4)	(6)
Comprehensive income before cumulative effect of the application of SFAS No. 133 in accordance with U.S. GAAP	592	436
Cumulative effect of the application of SFAS No. 133, net of tax(2)	—	(4)
Comprehensive income in accordance with U.S. GAAP	592	432

Condensed Balance Sheet in Accordance with U.S. GAAP(5)

	September 30	December 31
(millions of dollars)	2002	2001
Current assets	1,186	1,166
Energy trading assets(3)	212	255
Long-term investments	1,606	1,544
Plant, property and equipment	15,186	15,405
Regulatory asset(6)	2,619	2,613
Other assets	501	473
	21,310	21,456

Current liabilities(7)	1,741	1,847
Provision for loss on discontinued operations	224	264
Energy trading liabilities(3)	51	112
Deferred amounts	497	503
Long-term debt	9,160	9,512
Deferred income taxes(6)	2,717	2,557
Preferred securities(8)	694	694
Trust originated preferred securities	218	218
Shareholders’ equity	6,008	5,749
	21,310	21,456

(5)              In accordance with U.S. GAAP, the condensed Statement of Consolidated Income and Balance Sheet are prepared using the equity method of accounting for joint ventures.  Excluding the impact of other U.S. GAAP adjustments, the use of the proportionate consolidation method of accounting for joint ventures, as required under Canadian GAAP, results in the same net income and Shareholders’ Equity.

(6)              Under U.S. GAAP, the Company is required to record a deferred income tax liability for its cost-of-service regulated businesses. As these deferred income taxes are recoverable through future revenues, a corresponding regulatory asset is recorded for U.S. GAAP purposes.

(7)              Current liabilities include dividends payable of $125 million (2001 - $114 million) and current taxes payable of  $149 million (2001 - $149 million).

(8)              Under U.S. GAAP, the Preferred Securities are classified as a liability.

Stock-Based Compensation

The company uses the measurement rules of APB Opinion No. 25 to account for employee stock options.  The use of the fair value method of SFAS No. 123 “Accounting for Stock-Based Compensation” would have resulted in net income of $589 million for the nine months ended September 30, 2002 (2001 - $452 million) and net income per share of $1.20 in 2002 (2001 - $0.91).

Other

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143 “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with asset retirement costs.  SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses.  The company is required and plans to adopt the provisions of SFAS No. 143 for the quarter ending March 31, 2003.  The company has not yet estimated the impact of adopting this standard.